Velo3D, Inc.

2710 Lakeview Court

Freemont, California 94538

August 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Mitchell Austin

Re:	Velo3D, Inc. Registration Statement on Form S-1, as amended File No. 333-289337

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Velo3D, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-289337) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:15 p.m., Eastern Time, on Monday, August 18, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Locke LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Locke LLP, by calling Alexander T. Yarbrough at (704) 998-4077.

Please direct any questions or comments concerning this request to Alexander T. Yarbrough of Troutman Pepper Locke LLP at (704) 998-4077 or Thomas M. Rose at (757) 687-7715.

VELO3D, INC.

By:	/s/ Hull Xu
Name: Hull Xu
Title: Chief Financial Officer

Cc:	Thomas M. Rose, Troutman Pepper Locke LLP
Alexander T. Yarbrough, Troutman Pepper Locke LLP